May 9, 2007

Reference: LME-07:001309 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson Form 20-F for the fiscal year ended December 31, 2005 Filed May 18, 2006 File Number 0-12033

Dear Mr. Spirgel:

On behalf of L.M. Ericsson (“Ericsson”) we hereby provide the following response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) to Ericsson, dated April 25, 2007, relating to the Form 20-F of Ericsson for the fiscal year ended December 31, 2005. For ease of reference, the text of the comment in the Staff's letter has been reproduced in italics herein.

C32. Goodwill

Please refer to prior comment 2. We acknowledge the difficulty in distinguishing between the use of the information provided to your CEO in his role as segment manager and as CODM. We note that when multiple sets of information is provided to your CODM, you are required under paragraph 13 of SFAS 131 to consider the nature of the business activities of each component, the existence of managers responsible for them, and the information presented to the board of directors to identify a single set of components as constituting your operating segments. We note that financial information is provided to the Board of Directors for the business units within Systems segment. You indicate in your response that this information is provided to the Board of Directors as ancillary product line information to enhance their knowledge about the technically complex systems business in order for the Board to better understand and evaluate the objectives, strategies and performance of the Systems segment as a whole and to review resource allocation between Systems and the other segments. In this regard, we believe that your reason for providing this type of financial information to the Board of Directors is consistent with the objectives described in paragraph 3 of SFAS 131. Therefore, although we acknowledge your arguments with respect to the nature of the business activities and the existence of managers responsible for them, we continue to believe that each business unit represents an operating segment under SFAS 131. Our conclusion is based on the fact that financial information by business units is reviewed by your CODM and it is also presented to the Board of Directors. Accordingly, each business unit should be considered a separate reporting unit under SFAS 142. Although we understand that following this approach you would not be required to recognize an impairment charge of goodwill at this time, you should consider each business unit as a separate reporting unit for purposes of your future impairment test. Please revise or advise.

In recognition of the Staff’s view that each business unit represents an operating segment under SFAS 131 and in order to resolve the comment, the Company will consider each business unit as a separate reporting unit for purposes of its goodwill impairment test for 2006.

We have completed our annual goodwill impairment testing for fiscal year 2006 and have determined that the fair value of each our reporting units exceeded its carrying value as of December 31, 2006, and therefore goodwill was not considered impaired.

We further advise the Staff that the Company reorganized its operating structure as of January 1, 2007, and therefore has changed its segment reporting pursuant to the requirements of IAS 14 in fiscal year 2007. From 2007, three operating segments will be reported: Networks, Professional Services and Multimedia. No financial information for parts of these segments is provided to the Board of Directors as from January 1, 2007.

Since this reorganization changed the composition of our reporting units, we will follow the guidance in SFAS 142 paragraph 36 on reassigning assets and liabilities and reassign goodwill to reporting units for purposes of our 2007 goodwill impairment test.

Sincerely yours,

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ ROLAND HAGMAN

Roland Hagman

Telefonaktiebolaget LM Ericsson

Vice president

Group Function Financial Control